Exhibit 99.1

ENTRÉE GOLD PROVIDES CORPORATE UPDATE

Vancouver, B.C., October 18, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") wishes to comment on recent market activity.

Greg Crowe, President and CEO stated, "We are very disappointed in the recent decline in Entrée’s share price, and feel this does not reflect the underlying value of either of our two main projects.  We are not aware of any material undisclosed information that may be contributing to the market activity, and are attributing it largely to the current political uncertainty in Mongolia.”

Despite recent assurances from the Mongolian Foreign Minister that the government would not seek to re-open the Oyu Tolgoi Investment Agreement, on October 15, 2012, Turquoise Hill Resources Ltd. (“Turquoise Hill”) advised that the Mongolian Minister of Mines had requested the parties renegotiate the landmark agreement.  Rio Tinto, Turquoise Hill and Oyu Tolgoi LLC have rejected the request, stating that the Investment Agreement provides a stable legal framework and is a legally-binding document.

On October 9, 2012, Turquoise Hill provided an update which confirmed that Phase 1 construction at Oyu Tolgoi is essentially complete, and negotiations on a power purchase agreement with Chinese authorities are actively progressing.  First ore is expected to be processed through the concentrator within six weeks of conclusion of the power agreement.

Greg Crowe commented, “Rio Tinto and Turquoise Hill Resources have committed over $6 billion to developing the Oyu Tolgoi project, which is transforming the Mongolian economy along with creating thousands of skilled jobs for Mongolians.  Turquoise Hill still anticipates underground production at Oyu Tolgoi to commence in 2016.  The joint venture’s Hugo North Extension deposit is a key component of the first lift of that underground production.  In the meantime, our technical team is finalizing a Preliminary Economic Assessment (“PEA”) for our 100% owned Ann Mason deposit in Nevada.  When released, these results will better quantify the scope and worth of the project and provide a road map to further advance this major asset.”

The Company feels it is important at this time to reiterate its project highlights:

Mongolia

Lookout Hill Joint Venture

Development of the Oyu Tolgoi mining complex continues at a rapid pace, with Turquoise Hill announcing on October 9, 2012, that Phase 1 construction is essentially complete.  First development ore has been delivered to the crusher, marking yet another key milestone for the project team and stakeholders.  As this project advances, the Company looks forward to production from the Lift 1 underground operations on the Entrée-Oyu Tolgoi LLC (“OTLLC”) joint venture ground expected in 2016.

Entrée’s joint venture partner, OTLLC, continues to explore various targets on the Entrée-OTLLC joint venture ground.  One diamond drill is currently operating north of the Hugo North Extension deposit along the OT Trend.

Shivee West

Entrée has identified two gold zones, Zone III and the Argo Zone, on its 100% owned ground.  These zones have yielded assay results from surface samples, trenching and drilling that indicate the presence of near surface gold, warranting more exploration.  The 2012 program has been completed and the camp is closed for the winter; results from the 2012 work are being assessed prior to proposing a program and budget for 2013.

USA

Ann Mason, Nevada

Entrée’s second major asset is the Ann Mason Project in the Yerington district of Nevada.  The Ann Mason Project includes the Ann Mason copper-molybdenum deposit, the Blue Hill copper oxide target, and several exploration stage targets, including Blackjack, Roulette and Minnesota.  The project is well located close to major infrastructure and in a low-risk, mining friendly jurisdiction.

Ann Mason hosts a major porphyry copper-molybdenum resource as outlined in a news release dated March 27, 2012.  The Company is currently preparing a PEA, including updated, pit-constrained resources for both Ann Mason and Blue Hill, which will provide a guide to prioritise further work to advance the project development.  Preliminary Ann Mason metallurgy is extremely encouraging and indicates potential for a high quality copper concentrate with no deleterious elements.

On the near-surface Blue Hill oxide target (3 kilometres northwest of the Ann Mason deposit), copper oxide mineralization extends from surface to a depth of up to 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast. Drilling of the underlying sulphide target remains very widely spaced, but has identified a target area more than one kilometre in width.  The mineralized zone remains open in most directions and the Company believes there is potential for further expansion.  Results from column leach testing of Blue Hill material are extremely favourable and averaged 84.8% copper recovery after a 91 day leach cycle.

Other high-priority targets on the Ann Mason Project require further exploration and development.  In the Blackjack area, induced polarization (“IP”) and surface copper oxide exploration targets have been identified and provide new targets for drill testing.  The Minnesota copper skarn target requires further drilling to test deeper IP and magnetic anomalies.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts a sizeable copper and molybdenum porphyry deposit within an emerging copper camp.  Entrée Gold is preparing a PEA for the Ann Mason Deposit to assess the economic viability of this asset.

Rio Tinto and Turquoise Hill (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the timing of estimated future production, plans to prepare and potential timing for release of an updated resource estimate and PEA on the Ann Mason Project, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.